Filed Pursuant to Rule 433

Dated June 7, 2012

Term Sheet to Preliminary Prospectus Supplement dated May 21, 2012 and

Prospectus dated June 21, 2011

Registration No. 333-174739

RESOURCE CAPITAL CORP.

265,000 Shares of 8.50% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet

June 7, 2012

Issuer:	Resource Capital Corp.

Title of Shares:	8.50% Series A Cumulative Redeemable Preferred Stock

Sole Book-Running Manager:	MLV & Co. LLC

Co-Lead Manager:	JMP Securities LLC

Number of Shares:	265,000 shares

Public Offering Price:	$23.50 per share

Yield:	9.0426%

Net Proceeds (before expenses):	$6,031,333.75

Proposed Listing/Symbol:	NYSE/“RSOPrA”

Maturity:	Perpetual

Trade Date:	June 7, 2012

Settlement Date:	June 14, 2012 (T+5)

Distribution Rate:	8.50%

Distribution Payment Date:	On or about the 30th day of January, April, July and October of each year. The first distribution on the Series A Preferred Stock will be paid on July 30, 2012, will be for less than a full quarter and will reflect distributions accumulated from (but excluding) the date of original issuance through July 30, 2012.

Liquidation Preference:	$25.00 per share of Series A Preferred Stock, plus an amount equal to accumulated, accrued and unpaid distributions, whether or not earned or declared.

Optional Redemption:	The Issuer may not redeem the Series A Preferred Stock prior to June 14, 2017, except as described below under “Special Optional Redemption” and in limited circumstances relating to maintaining its qualification as a REIT for federal income tax purposes. On and after June 14, 2017, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole, at any time, or in part, from time to time, by paying in cash $25.00 per share, plus any accrued and unpaid distributions (whether or not declared) to, but not including, the date of redemption. Any partial redemption of the Series A Preferred Stock will be paid on a pro rata basis, by lot or by any other equitable method the Issuer may choose.

Special Optional Redemption:

Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, exercise its special optional redemption right to redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, by paying in cash $25.00 per share, plus any accrued and unpaid distributions (whether or not declared) to, but not including, the date of redemption. To the extent that the Issuer exercises its redemption right relating to the Series A Preferred Stock, the holders of Series A Preferred Stock will not be permitted to exercise the conversion right described below in respect of their shares called for redemption.

A “Change of Control” is when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•

the acquisition by any person, syndicate or group deemed to be a “person” under section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer’s capital stock entitling that person to exercise more than 50% of the total voting power of all of the Issuer’s capital stock entitled to vote generally in elections of directors; and

• following the closing of any transaction referred to above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts (“ADRs”) representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE MKT (“NYSE MKT”) or the NASDAQ Stock Market (“NASDAQ”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date (as such term is defined in “Description of the Series A Preferred Stock” in the Issuer’s preliminary prospectus supplement relating to the offering of the Series A Preferred Stock), the Issuer has provided or provides notice of its election to redeem the Series A Preferred Stock) to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock to be converted equal to the lesser of:

	•	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid distributions to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a share of Series A Preferred Stock distribution payment and prior to the corresponding Series A Preferred Stock distribution payment date, in which case no additional amount for such accrued and unpaid distribution will be included in this sum) by (ii) the Common Stock Price, and

	•	9.3110 (the “Share Cap”), subject to certain adjustments,

subject, in each case, to provisions for the receipt of alternative consideration upon conversion as described in “Description of the Series A Preferred Stock” in the Issuer’s preliminary prospectus supplement relating to the offering of the Series A Preferred Stock.

If prior to the Change of Control Conversion Date, the Issuer has provided or provides a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of Series A Preferred Stock will not have any right to convert the Series A Preferred Stock in connection with the change of control conversion right and any shares of Series A Preferred Stock subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

ISIN:	US76120W4015

CUSIP:	76120W 401

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, the Underwriters or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and related prospectus if you request it by calling MLV & Co. LLC at 1-212-542-5882.

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